UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of
1934

For the month of February, 2025            Commission File Number:001-15014

SUN LIFE FINANCIAL INC.

(Translation of registrant’s name into English)

1 York Street, 31st Floor, Toronto, Ontario M5J 0B6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F    X

Exhibit

99.1    Press Release dated February 12, 2025 – Sun Life Reports Fourth Quarter and Full Year 2024 Results
99.2    Certificates of the Chief Executive Officer and Chief Financial Officer pursuant to Canadian National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings
99.3    Earnings Coverage Ratio pursuant to Canadian National Instrument 44-102 – Shelf Distributions
99.4    Annual Board Charter

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        Sun Life Financial Inc.
                        (Registrant)

Date: February 12, 2025                By    /s/ Tracie Allan
                            Tracie Allan
VP, Associate General Counsel, Corporate Legal

Exhibit 99.1

Exhibit 99.2

Exhibit 99.3

Exhibit 99.4